================================================================================


                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC 20549

                                    FORM 6-K

                         Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of July 2005
                       Commission File Number: 000-31172

                         ALBERTA STAR DEVELOPMENT CORP.
                 (Translation of Registrant's Name into English)

             200 - 675 West Hastings Street, Vancouver, B.C. V6B 1N2
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                          Form 20-F X Form 40-F _______


[Indicateby check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

                                Yes _______ No X


[Indicateby check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

                                Yes _______ No X

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                  Commission pursuant to Rule 12-g-3-3(b) under
                      the Securities Exchange Act of 1934]

                                Yes _______ No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                         Alberta Star Development Corp.
                         (An Exploration Stage Company)

                              Financial Statements
                         (Expressed in Canadian Dollars)
                                   (Unaudited)
                                   31 May 2005


Alberta Star Development Corp.
(An Exploration Stage Company)
Balance Sheets
------------------------------------------------------------------------------------------------------------------------------
(Expressed in Canadian Dollars)
(Unaudited)

                                                                               31 May              31 May          30 November
                                                                                 2005                2004                 2004
                                                                                    $                   $                    $
Assets

Current
Cash and cash equivalents                                                   1,313,085             706,751            1,941,559
Available for sale investment (Note 3)                                         82,000                   -                    -
Amounts receivable (Note 4)                                                    73,223              74,558              106,184
Prepaid expenses                                                               10,710                   -               92,735
                                                                       ---------------    ----------------    ----------------

                                                                            1,479,018             781,309            2,140,478

Property, plant and equipment (Note 5)                                         16,021              15,331               15,400
                                                                       ---------------    ----------------    ----------------

                                                                            1,495,039             796,640            2,155,878
                                                                       ===============    ================    ================

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)                              93,473              45,600               83,691
Due to related parties (Note 10)                                                  764               1,734                  311
                                                                       ---------------    ----------------    ----------------

                                                                               94,237              47,334               84,002
                                                                       ---------------    ----------------    ----------------

Shareholders' equity
Capital stock (Note 12)
Authorized
  Unlimited number of preferred and voting common shares
Issued and outstanding
  31 May 2005 - 38,606,457 common shares
  31 May 2004 - 27,142,032 common shares
  30 November 2004 - 37,527,290 common shares                               6,060,413           4,644,046            5,790,386
Contributed surplus                                                           474,226             474,226              474,226
Subscriptions received in advance (Note 12)                                         -              11,200                    -
Warrants (Note 12)                                                            773,772             308,355              787,965
Deficit, accumulated during the exploration stage                         (5,907,609)         (4,688,521)          (4,980,701)
                                                                       ---------------    ----------------    ----------------

                                                                            1,400,802             749,306            2,071,876
                                                                       ---------------    ----------------    ----------------

                                                                            1,495,039             796,640            2,155,878
                                                                       ===============    ================    ================

Nature and Continuance of Operations (Note 1)
Commitments (Note 13)
Contingency (Note 15)
Subsequent event (Note 19)
Differences   between  Canadian  and United States Generally Accepted Accounting
Principles (Note 20)

On behalf of the Board:

"Tim Coupland"         Director              "Michael Bogin"            Director
----------------------                       --------------------------
Tim Coupland                                 Michael Bogin

   The accompanying notes are an integral part of these financial statemens.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Operations and Deficit
------------------------------------------------------------------------------------------------------------------------------
(Expressed in Canadian Dollars)
(Unaudited)

                                                       For the three      For the three        For the six         For the six
                                                        month period       month period       month period        month period
                                                               ended              ended              ended               ended
                                                              31 May             31 May             31 May              31 May
                                                                2005               2004               2005                2004
                                                                   $                  $                  $                   $
Expenses
Mineral properties (Schedule 1)                              284,450            212,180            584,855             574,501
General and administrative (Schedule 2)                      155,989            156,066            339,517             337,477
                                                      ---------------    ---------------    ---------------    ---------------

Net loss before other items                                (440,439)          (368,246)          (924,372)           (911,978)

Other items
Loss on sales of property, plant and equipment                     -                  -              (428)                   -
Write-off of property, plant and equipment                         -                  -            (2,108)                   -
                                                      ---------------    ---------------    ---------------    ---------------

Net loss before income taxes                               (440,439)          (368,246)          (926,908)           (911,978)

Future income tax recovery                                         -                  -                  -           (246,956)
                                                      ---------------    ---------------    ---------------    ---------------

Net loss for the period                                    (440,439)          (368,246)          (926,908)           (665,022)

Deficit, accumulated during the exploration
stage, beginning of period                               (5,467,170)        (4,320,275)         (4,980,701)        (4,023,499)
                                                      ---------------    ---------------    ---------------    ---------------

Deficit, accumulated during the exploration
stage, end of period                                     (5,907,609)        (4,688,521)         (5,907,609)        (4,688,521)
                                                      ===============    ===============    ===============    ===============

Basic loss per share (Note 2)                                 (0.01)             (0.01)             (0.02)              (0.03)
                                                      ===============    ===============    ===============    ===============

   The accompanying notes are an integral part of these financial statemens.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)
------------------------------------------------------------------------------------------------------------------------------
(Unaudited)

                                                           For the three     For the three       For the six       For the six
                                                            month period      month period      month period      month period
                                                                   ended             ended             ended             ended
                                                                  31 May            31 May            31 May            31 May
                                                                    2005              2004              2005              2004
                                                                       $                 $                 $                 $
Cash flows from operating activities
Net loss for the period                                        (440,439)         (368,246)         (926,908)         (665,022)
Adjustments to reconcile loss to net cash used by
operating activities
  Acquisition of mineral property interests (Note 6)             158,000                 -           230,000                 -
  Amortization of property, plant and equipment                    2,484             2,205             4,776             4,127
  Future income tax recovery                                           -                 -                 -         (246,956)
  Loss on sales of property, plant and equipment                       -                 -               428                 -
   Write-off of property, plant and equipment                          -                 -             2,108                 -
                                                            -------------    --------------    --------------    -------------

                                                               (279,955)         (366,041)         (689,596)         (907,851)

Changes in operating assets and liabilities
  (Increase) decrease in available for sale
  investments                                                   (82,000)                 -          (82,000)                 -
  (Increase) decrease in amounts receivable                     (57,788)          (12,554)            32,961             9,873
  (Increase) decrease in prepaid expenses                        (9,587)                 -            82,025                 -
  Increase (decrease) in accounts payable
  and accrued liabilities                                         32,679          (40,432)             9,782         (171,436)
  Increase (decrease) in due to related parties                      367             (441)               453               685
                                                            -------------    --------------    --------------    -------------

                                                               (396,284)         (419,468)         (646,375)       (1,068,729)
                                                            -------------    --------------    --------------    -------------

Cash flows from investing activities
Proceed of sales of property, plant and equipment                      -                 -               428                 -
Purchase of property, plant and equipment                        (2,548)           (3,779)           (8,361)           (3,779)
                                                            -------------    --------------    --------------    -------------

                                                                 (2,548)           (3,779)           (7,933)           (3,779)
                                                            -------------    --------------    --------------    -------------

Cash flows from financing activities
Common shares issued for cash                                     25,834           488,692            25,834         1,443,467
Share issuance costs                                                   -          (50,125)                 -          (18,225)
Subscriptions received in advance                               (14,300)                 -                 -            11,200
                                                            -------------    --------------    --------------    -------------

                                                                  11,534           438,567            25,834         1,436,442
                                                            -------------    --------------    --------------    -------------

Increase (decrease) in cash and cash equivalents               (387,298)            15,320         (628,474)           363,934

Cash and cash equivalents, beginning of period                 1,700,383           691,431         1,941,559           342,817
                                                            -------------    --------------    --------------    -------------

Cash and cash equivalents, end of period                       1,313,085           706,751         1,313,085           706,751
                                                            =============    ==============    ==============    =============

Supplemental Disclosures with Respect to Cash Flows (Note 17)

   The accompanying notes are an integral part of these financial statemens.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)
------------------------------------------------------------------------------------------------------------------------------
(Unaudited)

                                                                   Contributed                         Deficit
                                                                   surplus and                     accumulated
                                                                  subscription                      during the           Total
                                     Number of                     received in                     exploration   Shareholders'
                                 shares issued   Share capital         advance        Warrants           stage          equity
                                                             $               $               $               $               $
Balance at 30 November 2003         20,735,499       3,409,306         232,741         606,294     (4,023,499)         224,842
  Flow-through shares issued
  for cash (Note 12)                12,419,926       2,695,560               -               -               -       2,695,560
  Warrants exercised (Note 12)       2,441,333         716,234               -       (203,367)               -         512,867
  Agent compensation warrants
  exercised (Note 12)                1,344,700         330,036               -        (58,411)               -         271,625
  Stock options exercised
  (Note 12)                            215,000          40,600               -               -               -          40,600
  Shares issued for mineral
  property (Notes 6 and 17)            150,000          30,000               -               -               -          30,000
  Shares issued for service
  (Notes 12 and 17)                    220,832          49,153               -               -               -          49,153
  Warrants granted (Note 12)                 -               -               -         684,934               -         684,934
  Warrants expired (Note 12)                 -               -         241,418       (241,418)               -               -
  Agent compensation warrants
  expired (Note 12)                          -               -              67            (67)               -               -
  Share issue costs - cash
  paid                                       -       (217,898)               -               -               -       (217,898)
  Share issue costs - shares                 -        (49,153)               -               -               -        (49,153)
  Share issue costs - warrants               -       (140,214)               -               -               -       (140,214)
  Tax benefits renounced to
  flow-through share
  subscribers (Note 14)                      -     (1,073,238)               -               -               -     (1,073,238)
  Net loss for the year                      -               -               -               -       (957,202)       (957,202)
                                   ------------    ------------    ------------    ------------    ------------    -----------

Balance at 30 November 2004         37,527,290       5,790,386         474,226         787,965     (4,980,701)       2,071,876
                                   ============    ============    ============    ============    ============    ===========

Balance at 30 November 2003         20,735,499       3,409,306         232,741         606,294     (4,023,499)         224,842
  Flow-through shares issued
  for cash                           2,715,000         476,455               -               -               -         476,455
  Warrants exercised                 2,401,333         702,005               -       (200,338)               -         501,667
  Agent compensation warrants
  exercised                          1,250,200         315,861               -        (58,411)               -         257,450
  Stock options exercised               40,000           5,600               -               -               -           5,600
  Warrants granted (Note 12)                 -               -               -         202,295               -         202,295
  Warrants expired (Note 12)                 -               -         241,418       (241,418)               -               -
  Agent compensation warrants
  expired (Note 12)                          -               -              67            (67)               -               -
  Share issuance costs                       -        (18,225)               -               -               -        (18,225)
  Tax benefits renounced to
  flow-through share
  subscribers                                -       (246,956)               -               -               -       (246,956)
  Subscriptions received in
  advance (Note 12)                          -               -          11,200               -               -          11,200
  Net loss for the period                    -               -               -               -       (665,022)       (665,022)
                                   ------------    ------------    ------------    ------------    ------------    -----------

Balance at 31 May 2004              27,142,032       4,644,046         485,426         308,355     (4,688,521)         749,306
                                   ============    ============    ============    ============    ============    ===========

Balance at 30 November 2003         37,527,290       5,790,386         474,226         787,965     (4,980,701)       2,071,876
  Warrants exercised                   129,167          40,027               -        (14,193)               -          25,834
  Shares issued for mineral
  property (Notes 6 and 17)            950,000         230,000               -               -               -         230,000
  Subscriptions received in
  advance (Note 12)                          -               -               -               -               -               -
  Net loss for the period                    -               -               -               -       (926,908)       (926,908)
                                   ------------    ------------    ------------    ------------    ------------    -----------

Balance at 31 May 2005              38,606,457       6,060,413         474,226         773,772     (5,907,609)       1,400,802
                                   ============    ============    ===========     ============    ============    ===========

   The accompanying notes are an integral part of these financial statemens.

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 1 - Mineral Properties
(Expressed in Canadian Dollars)
------------------------------------------------------------------------------------------------------------------------------
(Unaudited)

                                                       For the three      For the three        For the six   For the six month
                                                        month period       month period        month period       month period
                                                               ended              ended              ended               ended
                                                              31 May             31 May             31 May              31 May
                                                                2005               2004               2005                2004
                                                                   $                  $                  $                   $
Operating expenses
Consulting fees                                               47,436             42,856            123,144             126,887
Geology and engineering (recovery)                            45,651            (9,700)             52,729             (8,134)
Surveying                                                    213,025                  -            213,025                   -
Travel                                                         9,835                  -              9,835               6,724
                                                      ---------------    ---------------    ---------------    ---------------

                                                             315,947             33,156            398,733             125,477

Acquisition of mineral property interests
(Note 6)                                                     275,049            179,024            492,668             449,024

Recovery of mineral property cost (Note 6)                 (306,546)                  -          (306,546)                   -
                                                      ---------------    ---------------    ---------------    ---------------

                                                             284,450            212,180            584,855             574,501
                                                      ===============    ===============    ===============    ===============


   The accompanying notes are an integral part of these financial statemens.

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 2 - General and Administrative Expenses
(Expressed in Canadian Dollars)
------------------------------------------------------------------------------------------------------------------------------
(Unaudited)

                                                       For the three      For the three        For the six         For the six
                                                        month period       month period       month period        month period
                                                               ended              ended              ended               ended
                                                              31 May             31 May             31 May              31 May
                                                                2005               2004               2005                2004
                                                                   $                  $                  $                   $
Advertising and promotion                                     45,579             41,039             61,268              83,596
Amortization                                                   2,484              2,205              4,776               4,127
Automobile                                                     1,257              1,315              1,947               2,085
Bank charges and interest (recovery)
(Note 17)                                                      (151)                235             13,899               3,419
Consulting fees (Note 11)                                      2,700             16,500             26,900              55,149
Filing and financing fees                                      5,876              2,820             13,648               9,774
Legal and accounting (Note 11)                                20,370             27,300             72,908              48,019
Management fees (Note 11)                                     15,000             15,000             30,000              37,500
Meals and entertainment                                       12,410              7,560             18,628              13,395
Office and miscellaneous                                      15,291              8,139             27,025              11,233
Rent and utilities                                             2,338              2,141              4,675               4,282
Secretarial fees (Note 11)                                    11,304              8,804             20,304              17,215
Telephone and internet                                         1,445              1,812              3,618               3,311
Transfer fees and shareholder information                     16,652             21,196             35,156              44,372
Travel                                                         3,434                  -              4,765                   -
                                                      ---------------    ---------------    ---------------    ---------------

                                                             155,989            156,066            339,517             337,477
                                                      ---------------    ---------------    ---------------    ---------------


   The accompanying notes are an integral part of these financial statemens.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

1.     Nature and Continuance of Operations

       Alberta Star Development Corp. (the "Company") was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

       The Company is in the business of acquiring and exploring mineral properties. The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

       The Company's financial statements as at 31 May 2005 and for each of the three month and six month periods then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $926,908 for the six month period ended 31 May 2005 (31 May 2004 - $665,022) and has working capital of $1,384,791 at 31 May 2005 (31 May 2004 - $773,975, 30 November 2004 -
       $2,056,476).

       Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. However, based on its prior demonstrated ability to raise capital, management believes that the Company's capital resources should be adequate to continue operating and maintaining its business strategy during fiscal 2005. However, if the Company is unable to raise additional capital in the near future, due to the Company's liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.     Significant Accounting Policies

       The following is a summary of significant accounting policies used in the preparation of these financial statements.

       Basis of presentation

       These unaudited interim financial statements have been prepared in accordance with accounting policies as set out in the Company's audited financial statements for the year ended 30 November 2004, except as described in this note.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

       These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended 31 May 2005 are not necessarily indicative of the results that may be expected for the year ended 30 November 2005. For further information, refer to the audited financial statements of the Company for the year ended 30 November 2004.

       Cash and cash equivalents

       Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

       Available for sale investments

       The available for sale investments consist of shares of public company that the Company expects to sell in the near future. The investments are recorded at the lower of cost or fair market value.

       Property, plant and equipment

       Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates, with half the rate being applied in the year of acquisition:

                  Computer equipment           30%        declining balance
                  Equipment                    20%        declining balance
                  Website graphic              3 years    straight line

       Foreign exchange

       Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

       Mineral properties and deferred exploration costs

       Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

       Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

       Ongoing development expenditures to maintain production are charged to operations as incurred. Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian generally accepted accounting principles.

       Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

       Reclamation costs

       The Company's policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management's estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

       Stock based compensation

       Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of new Section 3870 "Stock Based Compensation and Other Stock Based Payments" of the Canadian Institute of Chartered Accountants' Handbook ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments to both employees and non-employees. Section 3870 recommends that certain stock based transactions, such as the grant of stock options, be accounted for at fair value. The section is only applicable to transactions that occurred on or after 1 December 2002.

       Basic loss per share

       Loss per share is calculated using the weighted average number of common shares outstanding during the period. For the six month periods ended 31 May 2005 and 2004, the weighted average number of common shares outstanding was 37,922,396 and 23,983,708 respectively. For the three month periods ended 31 May 2005 and 2004, the weighted average number of common shares outstanding was 38,286,085 and 26,021,193 respectively.

       Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the period. For each of the three month and six month periods ended 31 May 2005 and 2004, this calculation proved to be anti-dilutive.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

       Impairment of long-lived assets

       Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is determined using a discounted cash flow analysis.

       Flow-through common shares

       The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and the shareholders' equity reduced, on the date the Company formally renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

       Income taxes

       The Company uses the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of certain assets and liabilities. The Company recognizes a future income tax asset when it appears more likely than not that some or all of the future income tax assets will be realized.

       Use of estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from these estimates.

       Financial instruments

       Financial instruments are initially recorded at historical costs. If subsequent circumstances indicate that a decline in fair value of a financial instrument is other than temporary, the financial asset is written-down to its fair value.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

       Values

       The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

       Comparative figures

       Certain comparative figures have been adjusted to conform to the current period's presentation. This includes the regrouping of 700,000 agent compensation warrants (Note 12) and greater disclosure of warrants and agent compensation warrants in general (Note 12).

3.       Available for Sale Investment

                                              31 May     31 May      30 November
                                                2005       2004             2004
                                                   $          $                $

       Max Resource Corp. - 200,000 shares    82,000          -                -
                                            ---------   ---------    -----------

       Pursuant to an exploration property option agreement referred to in Note 6, the Company received 200,000 common shares of Max Resource Corp. valued at $82,000.

4.       Amounts Receivable

       Amounts   receivable  are  non-interest   bearing,   unsecured  and  have
settlement dates within one year.

                                                                           31 May                31 May           30 November
                                                                             2005                  2004                  2004
                                                                                $                     $                     $

       Goods and Services Tax receivable                                    6,563                50,158               106,184
       Mineral property expenditures recovery                              66,660                24,400                     -
                                                                ------------------    ------------------    -----------------

                                                                           73,223                74,558               106,184
                                                                ------------------    ------------------    -----------------

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------
5.       Property, Plant and Equipment

                                                                                                 Net book value
                                                                                        31              31                 30
                                                               Accumulated             May              May          November
                                                 Cost         amortization            2005             2004              2004
                                                    $                    $               $                $                 $

       Computer equipment                      14,561                3,045          11,516            8,055            11,163
       Equipment                                6,202                1,697           4,505            1,540             1,369
       Website graphics                        17,210               17,210               -            5,736             2,868
                                          ------------    -----------------    ------------    -------------    -------------

                                               37,973               21,952          16,021           15,331            15,400
                                          ============    =================    ============    =============    =============

       During the six month period ended 31 May 2005, total additions to property, plant and equipment were $8,361 (31 May 2004 - $3,779, 30 November 2004 - $9,646).

6.     Mineral Properties

       Longtom Property, Northwest Territories

       The Company holds a 50% undivided interest in the Longtom Property (the "Longtom Property") located about 350 kilometers northwest of Yellowknife, in the Northwest Territories, Canada. The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property. The Company's 50% interest in the Longtom Property is subject to a 2% net smelter royalty.

       The Company has the right to acquire the remaining 50% interest in the Longtom Property (the "Longtom Option") for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company. The deemed price of the Company's shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom
       Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 13).

       The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

       During the year ended 30 November 2003, the Company entered into a non-binding letter of intent (the "Letter of Intent") with Fronteer Development Group Inc. ("Fronteer"). Under the Letter of Intent, Fronteer may earn up to a 75% interest in the Longtom Property by paying the Company $15,000 cash and spending an aggregate of $500,000 on exploration expenditures over three years according to the following schedule:

       o        Pay $5,000 cash on signing (received);
       o        Pay $3,000  cash  (received)  and  incur  cumulative exploration expenditures of $50,000 by 27 October 2004 (incurred);
       o        Pay $3,000 cash and incur cumulative exploration expenditures of
                $200,000 by 27 October 2005; and
       o Pay $4,000 cash and incur cumulative exploration expenditures of $500,000 by 27 October 2006.

       Fronteer will be the operator of the program during the earn-in period. In the event that Fronteer fails to meet its obligations, Fronteer shall forfeit all interest in the Longtom Property.

       This Letter of Intent was finalized during the year ended 30 November 2004 and was approved by TSX Venture Exchange.

       Expenditures related to the Longtom Property can be summarized as follows:

                                                       For the three      For the three        For the six         For the six
                                                        month period       month period       month period        month period
                                                        ended 31 May       ended 31 May       ended 31 May        ended 31 May
                                                                2005               2004               2005                2004
                                                                   $                  $                  $                   $
       Operating expenses
       Consulting fees (recovery)                              (979)             19,626             10,360              52,336
       Geology and engineering (recovery)                          -            (9,863)              1,484             (9,674)
       Travel                                                     12                  -                 12               6,175
                                                      ---------------    ---------------    ---------------    ---------------

                                                               (967)              9,763             11,856              48,837
                                                      ===============    ===============    ===============    ===============

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

       Longtom Property Target 1, Northwest Territories

       During the year ended 30 November 2003, the Company acquired a 50% interest in a 1,781.9 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000.

       Expenditures related to the Longtom Property Target 1 can be summarized as follows:

                                                       For the three      For the three        For the six         For the six
                                                        month period       month period       month period        month period
                                                        ended 31 May       ended 31 May       ended 31 May        ended 31 May
                                                                2005               2004               2005                2004
                                                                   $                  $                  $                   $
       Operating expenses
       Consulting fees                                         4,429              3,154              9,467               5,958
       Geology and engineering                                   691                  -              2,156                   -
                                                      ---------------    ---------------    ---------------    ---------------

                                                               5,120              3,154             11,623               5,958

       Recovery of mineral property interests                (3,530)                  -            (3,530)                   -
                                                      ---------------    ---------------    ---------------    ---------------

                                                               1,590              3,154              8,093               5,958
                                                      ===============    ===============    ===============    ===============

       Longtom Property Target 2, Northwest Territories

       During the year ended 30 November 2003, the Company entered into an agreement to acquire a 50% interest in a 2,530.8 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $48,000.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

       Expenditures related to the Longtom Property Target 2 can be summarized as follows:

                                                       For the three      For the three        For the six         For the six
                                                        month period       month period       month period        month period
                                                        ended 31 May       ended 31 May       ended 31 May        ended 31 May
                                                                2005               2004               2005                2004
                                                                   $                  $                  $                   $
       Operating expenses
       Consulting fees                                         4,429              3,154              9,467               5,958
       Geology and engineering                                   691                  -              2,156                   -
                                                      ---------------    ---------------    ---------------    ---------------

                                                               5,120              3,154             11,623               5,958

       Recovery of mineral property interests                (3,530)                  -            (3,530)                   -
                                                      ---------------    ---------------    ---------------    ---------------

                                                               1,590              3,154              8,093               5,958
                                                      ===============    ===============    ================   ===============

       Dixie Lake Property, Ontario

       During the year ended 30 November 2003, the Company entered into an agreement with Fronteer Development Group Inc. to acquire a 50% undivided interest in the Dixie Lake Property (the "Dixie Lake Property") located in the Red Lake belt in Ontario, Canada (Note 13).

       To acquire the 50% interest in the Dixie Lake Property, the Company must:

i.     Pay $200,000 toward  initial  exploration  expenditures by 2 October 2003
       (paid).

ii. Incur additional aggregate exploration expenditures of not less than $2,000,000 as follows:

         o $200,000  on or before 22  December  2003  (paid);
         o $500,000 on or before 22 September 2004 (paid);
         o $1,100,000 on or before 22 September 2005 (paid); and
         o $2,000,000 on or before 22 September 2006.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

iii. Pay cash payment of $135,000 and issue 350,000 common shares of the Company as follows:

           o Pay $10,000 (paid) and issue 50,000 common shares (issued and valued at $8,500) of the Company by 22 September 2003;
           o Pay  $25,000  (paid) and issue 100,000  common  shares (issued  and valued at  $17,000)  of the Company by 22 September 2004 (Note 17);
           o Pay $40,000 and issue  100,000  common  shares of the Company by 22
             September 2005; and
           o Pay $60,000 and issue 100,000 common shares of the Company by 22 September 2006.

iv. Pay additional cash payments related to an existing option agreement on the Dixie Lake Property as follows:

           o $5,000 by 30 March 2004 (paid);
           o $10,000 by 30 December  2004 (not paid);
           o $25,000 by 30 December 2005; and
           o $40,000 by 30 December 2006.


       Expenditures related to the Dixie Lake Property can be summarized as follows:

                                                       For the three      For the three        For the six         For the six
                                                        month period       month period       month period        month period
                                                        ended 31 May       ended 31 May       ended 31 May        ended 31 May
                                                                2005               2004               2005                2004
                                                                   $                  $                  $                   $
       Operating expenses
       Consulting fees                                        12,072              5,006             29,061              50,719
       Geology and engineering                                 6,068                163              6,313               1,540
       Travel                                                      -                  -                  -                 549
                                                      ---------------    ---------------    ---------------    ---------------

                                                              18,140              5,169             35,374              52,808

       Acquisition of mineral property interests               2,749            168,524             88,368             438,524
                                                      ---------------    ---------------    ---------------    ---------------

                                                              20,889            173,693            123,742             491,332
                                                      ===============    ===============    ===============    ===============

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------
       Shabu Lake, Ontario

       Expenditures related to the Shabu Lake Property can be summarized as follows:

                                                       For the three      For the three        For the six         For the six
                                                        month period       month period       month period        month period
                                                               ended              ended           ended 31            ended 31
                                                              31 May             31 May                May                 May
                                                                2005               2004               2005                2004
                                                                   $                  $                  $                   $
       Operating expenses
       Consulting fees                                             -              5,958                  -               5,958
       Geology and engineering                                 1,035                                 2,924
                                                      ---------------    ---------------    ---------------    ---------------

                                                               1,035              5,958              2,924               5,958

       Acquisition of mineral property interests                   -              4,500                  -               4,500
                                                      ---------------    ---------------    ---------------    ---------------

                                                               1,035             10,458              2,924              10,458
                                                      ===============    ===============    ===============    ===============

       The Company abandoned its interest in the Shabu Lake Property during the six month period ended 31 May 2005.

       Dent Gold Property, Ontario

       The Company abandoned its interest in the Dent Gold Property during the six month period ended 31 May 2005.

       MacInnis Lake Property, Northwest Territories

       During the six month period ended 31 May 2005, the Company acquired a 100% interest, subject to a 2% net smelter return royalty, in 12 mineral claims (the "MacInnis Lake Uranium Claims") located in the Nonacho Basin 275 kilometers SE of Yellowknife, Northwest Territories for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $70,500) of the Company.

       During the six month period ended 31 May 2005, the Company acquired a 100% interest, subject to a 2% net smelter return royalty, in three additional mineral claims (the "Kult Claims") for cash payments of $40,000 (paid) and 350,000 common shares (issued and valued at $87,500) of the Company.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

       During the six month period ended 31 May 2005, the Company entered onto an option agreement with Max Resource Corp. ("Max Resource"), where Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Uranium Claims and the Kult Claims (together called "MacInnis Lake Property") by paying the Company $30,000 cash, issuing 200,000 common shares of Max Resource (received and valued at $82,000 (Note 3)) and completing $2 million in exploration work over five years according to the following schedule:

       o        Pay $15,000 cash on signing (received);
       o Pay $15,000 cash and incur cumulative exploration expenditures of $750,000 by 1 April 2006; and
       o Incur cumulative exploration expenditures of $1,000,000 by 1 April 2007; and
       o Incur cumulative exploration expenditures of $1,250,000 by 1 April 2008; and
       o Incur cumulative exploration expenditures of $1,500,000 by 1 April 2009: and
       o        Incur  cumulative  exploration  expenditures  of $2,000,000 by 1
                April 2010.

       In addition to the above, Max Resource is responsible for all cash payments to the underlying property vendor, during the option period. The Company is the operator of the project. The Company incurs all costs and recovers the costs from Max Resource until such time as Max Resource has earned into the project.

       Expenditures related to the MacInnis Lake Property can be summarized as follows:

                                                       For the three      For the three        For the six         For the six
                                                        month period       month period       month period        month period
                                                               ended              ended           ended 31            ended 31
                                                              31 May             31 May                May                 May
                                                                2005               2004               2005                2004
                                                                   $                  $                  $                   $
       Operating expenses
       Consulting fees                                        21,629                  -             58,933                   -
       Geology and engineering                                 5,606                  -              6,136                   -
       Surveying                                             213,025                  -            213,025                   -
       Travel                                                  8,734                  -              8,734                   -
                                                      ---------------    ---------------    ---------------    ---------------

                                                             248,994                  -            286,828                   -

       Acquisition of mineral property interests             126,000                  -            258,000                   -

       Recovery of mineral property interests              (299,486)                  -          (299,486)                   -
                                                      ---------------    ---------------    ---------------    ---------------
                                                                                                                             -
                                                              75,508                  -            245,342                   -
                                                      ---------------    ---------------    ---------------    ---------------

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

       Meridian Lake Property, Northwest Territories

       During the six month period ended 31 May 2005, the Company entered into an option agreement with Fortune Minerals Limited ("Fortune"), to acquire a 50% undivided interest in the Great Slave project (the "Meridian Lake Property") located 10 kilometers southwest of Fort Reliance, Northwest Territories for cash payments of $80,000 and incurring aggregate exploration expenditures of not less than $1,200,000 over a period of four years according to the following schedule:

       o        Pay $10,000 cash on signing (paid);
       o Pay $10,000 cash and incur cumulative exploration expenditures of $250,000 by 18 March 2006; and
       o Pay $20,000 cash and incur cumulative exploration expenditures of $500,000 by 18 March 2007; and
       o Pay $20,000 cash and incur cumulative exploration expenditures of $750,000 by 18 March 2008; and
       o Pay $20,000 cash and Incur cumulative exploration expenditures of $1,200,000 by 18 March 2009.

       The optionor, as operator, of the Meridian Lake Property may bill the Company for the Royalty Interest on a quarterly basis. The Company must pay half of such amounts within 45 days after the end of each fiscal quarter.

       Expenditures related to the Meridian Lake Property can be summarized as follows:

                                                       For the three      For the three        For the six         For the six
                                                        month period       month period       month period        month period
                                                               ended              ended           ended 31            ended 31
                                                              31 May             31 May                May                 May
                                                                2005               2004               2005                2004
                                                                   $                  $                  $                   $
       Acquisition of mineral property interests              10,000                  -             10,000                   -
                                                      ---------------    ---------------    ---------------    ---------------

       Contact Lake Property, Northwest Territories

       During the six month period ended 31 May 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty, in five mineral claims, totaling 4,452.37 acres (the "Contact Lake Mineral Claims") located 5 miles southeast of Port Radium on Great Bear Lake, Northwest Territories, for cash payments of $60,000
       (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.

       During the six month period ended 31 May 2005, the Company staking on an additional 9,968.45 acres and increase the size of the 100% wholly owned Contact Lake Mineral Claims to 14,420.82 acres. The Contact Lake Mineral Claims block now consists of eleven contiguous claims located 5 km southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and 423 miles north of the city of Yellowknife.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005

       Expenditures related to the Contact Lake Property can be summarized as follows:

                                                       For the three      For the three        For the six         For the six
                                                        month period       month period       month period        month period
                                                               ended              ended           ended 31            ended 31
                                                              31 May             31 May                May                 May
                                                                2005               2004               2005                2004
                                                                   $                  $                  $                   $
       Operating expenses
       Consulting fees                                         5,856                  -              5,856                   -
       Geology and engineering                                31,560                  -             31,560                   -
       Travel                                                  1,089                  -              1,089                   -
                                                      ---------------    ---------------    ---------------    ---------------

                                                              38,505                  -             38,505                   -

       Acquisition of mineral property interests             136,300                  -            136,300                   -
                                                      ---------------    ---------------    ---------------    ---------------

                                                             174,805                  -            174,805                   -
                                                      ===============    ===============    ===============    ===============

7.       Title to Mineral Properties

       Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mining properties. The Company has investigated title to its mineral property and, to the best of its knowledge, title to its property is in good standing.

8.       Reclamation Provision

       Costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation ability may vary from current estimates due to possible changes in laws, regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs when evidence becomes available indicating that its reclamation liability has changed.

9.       Accounts Payable and Accrued Liabilities

       Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------
10.    Due to Related Parties

       Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment (Note 11).

       As at 31 May 2005, the amount in due to related parties includes $764 (31 May 2004 - $1,734, 30 November 2004 - $311) payable to a company or companies controlled by a director and shareholder of the Company.

11.    Related Parties Transactions

       During the six month period ended 31 May 2005, the Company entered into the following transactions with related parties:

         i. Paid or accrued office secretarial fees of $20,304 (31 May 2004 - $17,215) to an individual related to a director of the Company.

         ii.      Paid or accrued legal fees of $Nil (31 May 2004 - $9,381) to a
                  company  controlled  by  an   officer  and/or   the  corporate
                  secretary and shareholder of the Company.

         iii. Paid or accrued consulting fees of $26,900 (31 May 2004 - $50,528) to companies controlled by a director and shareholder of the Company.

         iv. Paid or accrued management fees of $30,000 (31 May 2004 - $37,500) to a company controlled by a shareholder and director of the Company.

       The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.    Capital Stock

       Authorized capital stock consists of an unlimited number of voting common shares. Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

i. During the six month period ended 31 May 2005, the Company issued 129,167 common shares at a price of $0.20 per share upon the exercise of previously outstanding share purchase warrants. As at 31 May 2005, 808,500 share purchase warrants remain outstanding.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

ii.      On 21 February 2005, the Company issued 300,000 common shares valued at
         a price of $0.235 per share  for   the acquisition of  mineral property
         interests (Note 6).

iii. On 21 March 2005, the Company issued 350,000 common shares valued at a price of $0.25 per share for the acquisition of mineral property interests (Note 6).

iv. On 6 May 2005, the Company issued 300,000 common shares valued at a price of $0.24 per share for the acquisition of mineral property interests (Note 6).

       Share subscriptions received in advance

       Share subscriptions received in advance consists of cash received by the Company for common shares that were not yet issued at 31 May 2004. These shares were issued subsequent to 31 May 2004 as follows.

 Date                                      Number of shares        Share capital
                                                                               $

1 June 2004                                          40,000               11,200
                                          -----------------    -----------------

       Stock options

       The Company grants share options in accordance with the policies of the TSX Venture Exchange. Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase shares of the Company.

       The following incentive stock options were outstanding at 31 May 2005:

                                                           Exercise              Number                           Remaining
                                                              price          of options            contractual life (years)
                                                                  $
       Options                                                 0.20             400,000                                0.49
                                                               0.20           1,324,782                                0.50
                                                               0.14              20,000                                0.60
                                                               0.14              62,808                                1.35
                                                               0.15              55,000                                2.09
                                                                        ----------------

                                                                              1,862,590
                                                                        ================

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------
       The following is a summary of stock based compensation activities during the six month periods ended 31 May 2005 and 2004:

                                                                                        Number of shares           Weighted
                                                                                                                    average
                                                                                                             exercise price
                                                                                                                          $
       Outstanding and exercisable at 30 November 2003                                         2,077,590               0.20

       Granted                                                                                         -                  -
       Exercised                                                                                (40,000)                  -
       Forfeited                                                                                       -                  -
                                                                                        -----------------

       Outstanding and exercisable at 31 May 2004                                              2,037,590               0.20
                                                                                        -----------------    --------------

       Weighted average fair value of options granted during the period                                                   -
                                                                                                             --------------

       Outstanding and exercisable at 30 November 2004 and 31 May 2005                         1,862,590               0.20
                                                                                        -----------------    --------------

       Weighted average fair value of options granted during the period                                                   -
                                                                                                             --------------

       Warrants and agent compensation warrants

       The Company has adopted greater disclosure of its warrants and agent compensation warrants transactions in its financial statement by disclosing the fair value attributed to such transactions as a separate component in the financial statement of shareholders' equity. Total shareholders' equity for each of the three month and six month periods ended 31 May 2005 and 2004 and for the year ended 30 November 2004 remains unchanged. Warrants of $773,772, $308,355 and $787,965 are now reported at 31 May 2005, 31 May 2004 and 30 November 2004 respectively with corresponding reductions in share capital. Contributed surplus has increased by $252,561 at 31 May 2004 with a corresponding reduction in share capital.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

       The following share purchase warrants and agent compensation warrants were outstanding at 31 May 2005:

                                                           Exercise              Number                           Remaining
                                                              price          of options            contractual life (years)
                                                                  $
       Agent compensation warrants                             0.30             426,000                                0.16
       Warrants                                                0.20             808,500                                0.45
       Warrants                                         0.45 Year 1           1,357,500                                0.66
                                                        0.55 Year 2
       Warrants                                                0.40           1,483,963                                0.85
       Agent compensation warrants                             0.40              30,146                                0.85
       Agent compensation warrants                             0.36             415,189                                0.85
       Warrants                                                0.40           1,898,500                                0.88
       Agent compensation warrants                             0.40              68,081                                0.88
       Agent compensation warrants                             0.36             569,550                                0.88
                                                                        ----------------
                                                                               7,057,429
                                                                        ================

       A total of 700,000 agent compensation warrants issued on 18 September 2002 entitling the holder to purchase 700,000 common shares of the Company at a price of $0.15 to 30 October 2004 were previously grouped by the Company with outstanding options for financial statements disclosure purposes in the prior periods financial statements of the Company. A total of 551,000 of these agent warrants were exercised during the six month period ended 31 May 2004. These agent warrants have been regrouped for financial statements disclosure purposes with outstanding warrants for the six month period ended 31 May 2005 and comparative periods.

       A summary of the outstanding warrants is as follows:

                                                                                               Number of           Weighted
                                                                                                                    average
                                                                                                warrants     exercise price
                                                                                                                          $
       Outstanding and exercisable at 30 November 2003                                         8,093,500               0.24

       Granted                                                                                 1,357,500               0.55
       Exercised                                                                             (3,651,533)               0.21
       Forfeited                                                                             (3,369,800)               0.30
                                                                                        -----------------

       Outstanding and exercisable at 31 May 2004                                              2,429,667               0.40
                                                                                        -----------------    --------------

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

                                                                                               Number of           Weighted
                                                                                                                    average
                                                                                                warrants     exercise price
                                                                                                                          $
       Weighted average fair value of warrants granted during the period ended 31
       May 2004                                                                                                        0.15
                                                                                                             ==============

       Outstanding and exercisable at 30 November 2004                                         7,186,596               0.39

       Granted                                                                                         -                  -
       Exercised                                                                               (129,167)               0.20
       Forfeited                                                                                       -                  -
                                                                                        -----------------

       Outstanding and exercisable at 31 May 2005                                              7,057,429               0.39
                                                                                        =================    ==============

       Weighted average fair value of warrants granted during the period ended 31
       May 2005                                                                                                           -
                                                                                                             ==============

       The weighted average grant date fair value of warrants issued during the six month period ended 31 May 2005, amounted to $Nil per warrant (31 May 2004 - $0.15 per warrant). The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

                                                   31 May                 31 May
                                                     2005                   2004

       Risk free interest rate                          -                  2.29%
       Expected life                                    -                  2 yrs
       Annualized volatility                            -                    92%
       Expected dividends                               -                      -

13.      Commitments

       On 1 December 2000, the Company entered into a contract for management services with a company controlled by a director and shareholder of the Company requiring the payment of $5,000 per month.

       On 17 February 2003, the Company entered into a contract for investor relations services with a company requiring the payment of US$2,500 per month.

On 14 July 2003, the Company entered into a contract for investor relations services with an individual

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------
       requiring the payment of $4,000 per month.

       The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 6).

14.    Income Taxes

       During the six month period ended 31 May 2005, the Company issued Nil common shares (31 May 2004 - 2,715,000, 30 November 2004 - 12,419,926) on
       a flow-through basis for gross proceeds of $Nil (31 May 2004 - $678,750, 30 November 2004 - $2,695,560). The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants.

       As at 30 November 2004, the Company had total net operating losses and mineral property expenditures of approximately $2,059,537 and $282,914 respectively. The right to claim the net operating loss carryforwards will expire at various dates through to the taxation year ending 30 November 2011. The cumulative exploration expenditures can be carried forward indefinitely. Because of the uncertainty regarding the Company's ability to utilize the tax assets in future years, an allowance equal to the full amount has been provided. Consequently, the income tax benefits resulting from the utilization of these tax assets will be recognized in the year in which they are realized for tax purposes.

15.    Contingency

       In 2001, the Company was named a defendant in a lawsuit filed by a former supplier for payment of a purported invoice in the amount of $24,000 plus interest and an alleged stock option to purchase 100,000 common shares of the Company at a price of $0.10 per share. In the opinion of management, this claim is without merit and the Company will be successful in its defence of this claim. A total of $24,000 related to this amount was accrued in the financial statements during the year ended 30 November 2001 and is included in accounts payable at 31 May 2005 and 2004. The alleged stock options have not been reflected in these financial statements or notes.

       This contingency was resolved subsequent to 31 May 2005 (Note 19).

16.    Financial Instruments

       The Company's financial instruments consist of cash, amounts receivable and accounts payable. Management has determined that the carrying value of the financial instruments approximate fair value due to their short-term nature.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------
17.      Supplemental Disclosures with Respect to Cash Flows

                                       Cumulative
                                     amounts from
                                     inception to
                                                31           31               31
                                               May          May              May
                                              2005         2005             2004
                                                 $            $                $

Cash paid during the period for interest     8,005          244            3,419
Cash paid during the period for income taxes     -            -                -

       During the six month period ended 31 May 2005, the Company issued 950,000 common shares valued at $230,000 for the acquisition of the mineral property interests (Note 6).

       During the year ended 30 November 2004, the Company issued 220,832 common shares valued at $49,153 and 98,227 warrants valued at $140,214 for services rendered.

       During the year ended 30 November 2004, the Company issued 150,000 common shares valued at $30,000 for the acquisition of the mineral property interests (Note 6).

18.      Segmented Information

       The Company operates solely in Canada in one reporting segment, mineral production and related activities.

19.      Subsequent Event

       Subsequent to 31 May 2005, the Company settled the contingency as described in Note 15 of these financial statements for a total payment of $26,500.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------
20. Differences between Canadian and United States Generally Accepted Accounting
                                   Principles

                                                                                          For the six       For the six month
                                                                                         month period         period ended 31
                                                                                    ended 31 May 2005                May 2004
                                                                                                    $                       $
       <s>                                                                               <c>                    <c
       Statement of loss

       Net loss for the period based on Canadian GAAP                                       (926,908)               (665,022)
       Income tax expense on current period United
       States GAAP adjustments - Flow-through shares
       (Note 20(ii))                                                                                -               (195,106)
                                                                                    ------------------     ------------------

       Net loss for the period based on United States
       GAAP                                                                                 (926,908)               (860,128)
                                                                                    ------------------     ------------------

       Loss per share, basic and diluted                                                       (0.02)                  (0.04)
                                                                                    ------------------     ------------------

       Shareholders' equity

       Shareholders' equity based on Canadian GAAP                                          1,400,802                 749,306
       Flow-through shares (Note 20(ii))                                                            -                (15,750)
                                                                                    ------------------     ------------------

       Shareholders' equity based on United Stated GAAP                                     1,400,802                 733,556
                                                                                    ------------------     ------------------

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------

       Balance sheet difference

                                                                     As at 31               As at 31        As at 30 November
                                                                     May 2005               May 2004                     2004
                                                                            $                      $                        $
       Current liabilities

       Canadian GAAP                                                   94,237                 47,334                   84,002
       Flow-through shares (Note 20(ii))                                    -                      -                        -
                                                           -------------------     ------------------     -------------------

       United States GAAP                                              94,237                 47,334                   84,002
                                                           ===================     ==================     ===================

       Deferred tax liabilities

       Canadian GAAP                                                        -                      -                        -
       Flow-through shares (Note 20(ii))                                    -                 15,750                        -
                                                           -------------------     ------------------     -------------------

       United States GAAP                                                   -                 15,750                        -
                                                           ===================     ==================     ===================

                                                                                            Restated
       Share capital                                                                    (Note 19(i))

       Canadian GAAP                                                7,308,411              5,437,827                7,052,577
       Flow-through shares (Note 20(ii))                            1,074,468                321,686                1,074,468
       Stock-based compensation                                       189,176                189,176                  189,176
                                                           -------------------     ------------------     -------------------

       United States GAAP                                           8,572,055              5,948,689                8,316,221
                                                           ===================     ==================     ===================

                                                                                            Restated
       Deficit                                                                          (Note 19(i))

       Canadian GAAP                                              (5,907,609)            (4,688,521)              (4,980,701)
       Flow-through shares (Note 20(ii))                          (1,074,468)              (337,436)              (1,074,468)
       Stock-based compensation                                     (189,176)              (189,176)                (189,176)
                                                           -------------------     ------------------     -------------------

       United States GAAP                                         (7,171,253)            (5,215,133)              (6,244,345)
                                                           ===================     ==================     ===================

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------
       Statement of cash flows difference

       Under United States GAAP, separate subtotals with operating, financing and investing activities would not be presented.

i. Regrouping of agent compensation warrants and restatement of net loss for the year ended 30 November 2002

              A total of 700,000 agent compensation warrants issued on 18 September 2002 entitling the holder to purchase 700,000 common shares of the Company at a price of $0.15 to 30 October 2004 were previously treated as, and grouped with, outstanding stock based compensation options during the year ended 30 November 2002, resulting in a charge to stock based compensation under United States GAAP of $51,240. The Company has retroactively regrouped these agent compensation warrants with agent compensation warrants resulting in an decrease of $51,240 in net loss for the year ended 30 November 2002 from the amount previously reported and a corresponding decrease in capital stock. There is no effect on net loss or capital stock as calculated under Canadian GAAP.

ii.      Flow-through shares

              Flow-through shares are typically issued by small Canadian Exploration Stage Companies. The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer. The issuer explicitly renounces the right to claim these deductions. The investor's tax basis is reduced by the amount of deductions taken.

              Under the Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors. The tax effect of the temporary difference is recorded as a reduction in share capital.

              United States GAAP directs that when flow-through shares are issued the proceeds should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------
iii.     Earnings (loss) per share

              Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the period. For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued and stock options and warrants exercised at the date of grant.

              Under United States GAAP, diluted earnings per share, takes into consideration the weighted average number of shares outstanding during the period and potentially dilutive common shares. For each of the three month and six month periods ended 31 May 2005 and 2004, this calculation proved to be anti-dilutive.

              Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

              The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the six month periods ended 31 May 2005 and 2004 were 37,922,396 and 23,983,708 respectively. The calculation of diluted earnings per share for each of the three month and six month periods ended 31 May 2005 and 2004 proved to be anti-dilutive.

              Basic loss per share is computed as follows:

                                                                                                  For the             For the
                                                                                                      six                 six
                                                                                             month period        month period
                                                                                             ended 31 May        ended 31 May
                                                                                                     2005                2004
              Numerator:                                                                        (926,908)           (860,128)
                Numerator for net loss per share
              Denominator:
                Weighted average shares outstanding                                            37,922,396          23,983,708
                                                                                           ---------------    ---------------

              Net loss per share - basis                                                           (0.02)              (0.04)
                                                                                           ---------------    ---------------

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------
iv.      Comprehensive income

              SFAS  No.  130  "Reporting   Comprehensive   Income"   establishes
              standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses). SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company. There are no differences between net loss and comprehensive loss for each of the six month periods ended 31 May 2005 and 2004.

v.       Mineral property expenditures

              Under United States GAAP,  exploration and  prospecting  costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the property is determined to have economically recoverable proven reserves but is not yet producing at a commercial level. Prior to commencing commercial production, revenues relating to development ore, net of mining costs associated with its production, are offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalization of all exploration, development, and acquisition costs commences once the Company identifies proven and probable reserves that relate to specific properties.

              The mining property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project and its eventual disposition are less than the carrying amount of the mining property, an impairment is recognized based upon the estimated fair value of the mining property. Fair value generally is based on the present value of estimated future net cash flows for the mining property, calculated using estimates of proven and probable mining reserves, future prices, operating costs, capital requirements and reclamation costs.

              The Company has no determinable proven or probable mineral property reserves at this time.

vi. Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

              For United States reporting purposes, the Company has adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vii.     Concentration of credit risk

The Company is exposed to credit losses in the event of  non-performance  by the
counter-parties   to  the  financial   instruments   but  does  not  expect  any
counter-parties to fail to meet their obligations.

The Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 May 2005
--------------------------------------------------------------------------------
              Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counter-parties.

viii.    Asset retired obligations

              Under United States GAAP, standards are established for the recognition, measurement and disclosure of liabilities for legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. A liability is generally recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the asset's useful life. Under Canadian GAAP standards in effect for 2003 requires that a provision for future removal and site restoration costs, net of expected recoveries, be recorded when reasonably determinable in a rational and systematic manner.

ix.      Costs associated with exit or disposal activities

              On 1 December 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company's commitment to an exit plan.

x. Accounting for certain financial instruments with characteristics of both liabilities and equity

              On 1 December 2003, the Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities. This standard has no impact on the Company's financial statements.

xi.      Income taxes

              Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates. Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

           MANAGEMENT DISCUSSION FOR CANDORADO OPERATING COMPANY LTD.
                    FOR THE INTERIM PERIOD ENDED MAY 31, 2005
                           PREPARED AS OF July 7, 2005

                               Contact Information

                         ALBERTA STAR DEVELOPMENT CORP.
                         200 - 675 West Hastings Street
                           Vancouver, British Columbia
                                     V6B 1N2

                            Telephone: (604) 681-3131
                           Facsimile: (604) 801- 5499
                      Contact Name: Tim Coupland, President

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

Alberta  Star  Development   Corp.'s  principal  business  is  the  acquisition,
exploration and development of resource properties. The Company's resource property assets consist of:

a) a 50% interest, subject to a 2% net smelter returns royalty, in the Longtom Property located about 350 kilometres northwest of Yellowknife, Northwest Territories. Alberta Star has the option to acquire the remaining 50% interest in the Longtom Property for $315,000. At the Company's option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading immediately proceeding and immediately following the date of exercise. Alberta Star must exercise the option if it incurs a total of $5,000,000 in exploration of the property. The Company has entered into an agreement with Fronteer Development Group Inc. whereby Fronteer may acquire a 75% by paying $15,000 in cash and incurring $500,000 in exploration expenditures on the property in stages by October 27, 2006. The Company and Fronteer are exploring the Longtom Property for indications of uranium;

b) an option to acquire a 50% interest from Fronteer Development Group Inc. in the Dixie Lake Property located in the Red Lake area of Ontario. In order to exercise the option, Alberta Star must make cash payments of $215,000 ($40,000 paid) in stages through December 30, 2006, as well as issue 350,000 common shares (150,000 issued) and incur exploration expenditures of at least $2,200,000 ($2,000,000 incurred) in stages by September 22, 2006;

c) an option to acquire a 100% interest, subject to a 2% net smelter returns royalty, in 72 mineral claims located in Shabu Lake Township of Ontario. In order to exercise the option, Alberta Star must make cash payments of $94,500 ($4,500 paid) and issue 100,000 common shares (25,000 issued) to the property owner in stages by May 1, 2008;

d) an option to acquire a 100% interest, subject to a 2% net smelter returns royalty, in nine mineral claims located in Goodall and Dent Townships, Ontario. In order to exercise the option, Alberta Star must make cash payments of $96,000 ($6,000 paid) and issue 100,000 common shares (25,000 issued) to the property owner in stages by May 1, 2008;

e) a 100% interest, subject to a 2% net smelter returns royalty, in 12 mineral claims located approximately 275 kilometres southeast of Yellowknife, Northwest Territories, known as the MacInnis Lake Uranium Project;

f) a 100% interest, subject to a 2% net smelter returns royalty, in three mineral claims located approximately 275 kilometres southeast of Yellowknife, Northwest Territories, which now form part of the MacInnis Lake Uranium Project. Alberta Star subsequently granted an option to Max Resource Corp. whereby it can acquire up to a 50% interest in the entire MacInnis Lake Uranium Project by paying $30,000 in cash, issuing 200,000 common shares and incurring $2,000,000 in exploration expenditures on the property in stages by April 1, 2010;

g) the option to acquire a 50% interest in Fortune Minerals Limited's Great Slave project located 10 kilometres southwest of Fort Reliance, Northwest Territories by making cash payments totalling $80,000 and incurring $1,200,000 in exploration expenditures on the property in stages by March 18, 2009;

h) a 100% interest, subject to a 1% net smelter returns royalty, in 1,801.83 hectares of mineral claims located in the Contact Lake area of the Northwest Territories. Alberta Star completed additional staking in the area in order to increase the project size to 14,420.82 acres; and

i) a 100% interest, subject to a 2% net smelter returns royalty, in 2,425.26 hectares near Port Radium, Northwest Territories known as the Glacier Lake uranium properties. The purchase agreement, which is subject to TSX Venture Exchange acceptance for filing, will require Alberta Star to pay $30,000 and issue 360,000 common shares in order to complete the acquisition.

As these properties are in the exploration stage, Alberta Star has no current operating income or cash flow.

The Company incurred a net loss of $926,908 for the six-month period ended May 31, 2005 as compared to a loss of $665,022 in the comparative period in fiscal 2004. The increase in net loss in the current fiscal year was primarily due to recorded future income tax recovery of $246,956 in fiscal 2004. The chief components of Alberta Star's net loss for the six-month period ended May 31, 2005 were $584,855 spent on the acquisition and exploration of mineral property interests, legal and accounting fees of $72,908, advertising and promotion costs of $61,268, transfer agent and shareholder information costs of $35,156 and management fees of $30,000.

At May 31, 2005, Alberta Star held assets recorded at $1,495,039, including $1,313,085 in cash. Liabilities totalled $94,237 and consisted of $93,473 in accounts payable and accrued liabilities and $764 due to related parties. The Company will use cash on hand to fund exploration programs on its properties and for general and administrative expenses.

SELECTED ANNUAL INFORMATION

The following table sets forth selected financial information of the Company for the last three fiscal years. This financial information is derived from the audited financial statements of the Company:

    ================================================================================================================
                                                     Year ended         Year ended November     Year ended November
                       Item                       November 30, 2004           30, 2003               30, 2002

    ----------------------------------------------------------------------------------------------------------------
    Total  Revenue                                        Nil                    Nil                    Nil
                                                          ---                    ---                    ---
    ----------------------------------------------------------------------------------------------------------------

    Total Income (Loss) from Continuing              ($2,123,175)            ($2,043,936)            ($608,910)
                                                     ------------            ------------            ----------
    Operations
    ----------------------------------------------------------------------------------------------------------------

    Operating Income (Loss) per Share                   ($0.08)                ($0.13)                 ($0.10)
                                                        -------                -------                 -------
    ----------------------------------------------------------------------------------------------------------------

    Net Income (Loss) in Total                       ($1,049,937)            ($1,941,606)            ($608,910)
                                                     ------------            ------------            ----------
    ----------------------------------------------------------------------------------------------------------------

    Net Income (Loss) on a per Share Basis              ($0.04)                ($0.12)                 ($0.10)
                                                        -------                -------                 -------
    ----------------------------------------------------------------------------------------------------------------

    Total Assets                                      $2,063,143               $442,927               $184,409
                                                      ----------               --------               --------
    ----------------------------------------------------------------------------------------------------------------

    Total Long Term Financial Liabilities                 Nil                    Nil                     Nil
                                                          ---                    ---                     ---
    ----------------------------------------------------------------------------------------------------------------

    Cash Dividends Declared per Share                     Nil                    Nil                     Nil
                                                          ---                    ---                     ---
    ================================================================================================================

The increase in net loss and total assets from fiscal 2002 to fiscal 2003 primarily related to an increase in funds raised and spent on the Longtom Property in the Northwest Territories.


SUMMARY OF QUARTERLY RESULTS

The following is selected financial information from the Company's eight most recently completed fiscal quarters:


                   2nd Qtr.     1st Qtr.       4th Qtr.       3rd Qtr.      2nd Qtr.      1st Qtr.      4th Qtr.       3rd Qtr.
                     Ended        ended         ended           ended         ended        ended          ended          ended
                    5-31-05      2-28-05       11-30-04        8-31-04       5-31-04      2-29-04       11-30-03        8-31-03
Total Revenues        Nil          Nil           Nil             Nil           Nil          Nil            Nil            Nil

Operating Loss    ($926,908)   ($486,469)    ($2,123,175)   ($1,115,549)   ($911,978)    ($543,732)   ($2,043,936)   ($1,352,747)

Operating Loss      ($0.02)      ($0.01)       ($0.08)         ($0.04)       ($0.04)      ($0.02)        ($0.13)        ($0.09)
Per Share

Total Net Loss    ($926,908)   ($486,469)    ($1,049,937)   ($1,115,549)   ($665,022)    ($296,776)   ($1,941,606)   ($1,352,747)

Total Net Loss      ($0.02)      ($0.01)       ($0.04)         ($0.04)       ($0.03)      ($0.01)        ($0.12)        ($0.09)
Per Share

LIQUIDITY

Alberta  Star  Development  Corp.  is a  mining  exploration   and   development
company with no producing resource properties, and consequently, no current operating income or cash flow.

Currently, the Company has sufficient financial resources to undertake current planned exploration on its mineral property assets. Future development of these properties, as well as future payments necessary to keep its various options in good standing, will depend on the Company's ability to obtain additional financing through the sale of its securities or to enter into acceptable agreements with third parties for joint venture development of properties. There is no assurance that such financing and joint venture development opportunities will be available when required by or under terms favourable to the Company. The Company may abandon property interests in order to focus its efforts and limited resources on superior exploration and development targets.

At May 31, 2005,  the Company had  $1,313,085  in cash on hand,  which should be
sufficient   to  cover   expected   administrative   expenses  and   exploration
expenditures for approximately 10 months.

Alberta Star does not currently have a specific plan regarding how it will obtain future funding; however, management anticipates that additional funding will be in the form of equity financing from the sale of the Company's shares.

CAPITAL RESOURCES

The Company has the following outstanding commitments with respect to its property interests:

a) In order to exercise the option respecting the remaining 50% interest in the Longtom property, the Company must pay $315,000 to the optionor within 90 days from the date Alberta Star has incurred $5,000,000 in exploration expenditures on the property. At the Company's option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading immediately proceeding and immediately following the date of exercise.

b) In order to exercise the option respecting the Dixie Lake property, the Company must:

         i)       incur  at  least $2,000,000  ($1,316,941  incurred to date) in
                  exploration  expenditures on the  property by   September  22,
                  2006;

         ii) pay $40,000 and issue 100,000 common shares to the optionor by September 22, 2005;

         iii) pay $60,000 and issue 100,000 common shares to the optionor by September 22, 2006;

         iv) make the following cash payments to the original vendor of the property:

                           o        $25,000 by December 30, 2005; and

                           o        $40,000 by December 30, 2006.

c) In order to exercise the option respecting the Shabu Lake claims, the Company must make the following cash payments and share issuances to the owner:

         i) pay $8,000 and issue 25,000  common  shares by May 1, 2005;
        ii) pay $12,000 and issue 25,000 common shares by May 1, 2006;
       iii) pay $25,000 and issue 25,000 common  shares by May 1, 2007;
        iv) pay $45,000 by May 1, 2008.

d) In order to exercise the option respecting the Dent claims, the Company must make the following cash payments and share issuances to the owner:

         i) pay $8,000 and issue 25,000  common  shares by May 1, 2005;
        ii) pay $12,000 and issue 25,000 common shares by May 1, 2006;
       iii) pay $25,000 and issue 25,000 common  shares by May 1, 2007;
        iv) pay $45,000 by May 1, 2008.

e) In order to exercise the option respecting the Great Slave project, the Company must:

         i)       make the following cash payments:

                  $10,000 by March 18, 2005
                  $10,000 by March 18, 2006
                  $20,000 by March 18, 2007
                  $20,000 by March 18, 2008
                  $20,000 by March 18, 2009

         ii)      incur the following exploration expenditures on the property:

                  $250,000 by March 18, 2005 an additional $250,000 by March 18, 2006 an additional $250,000 by March 18, 2007 an additional $450,000 by March 18, 2008

f) In order to complete the purchaser of the Glacier Lake uranium properties:

                  i) pay $30,000 upon TSX Venture Exchange acceptance for filing; and

                  ii) issue 360,000 common shares upon TSX Venture Exchange acceptance for filing.

MANAGEMENT AND RELATED PARTY TRANSACTIONS

Alberta Star's Board of Directors consists of Tim Coupland, Michael Bogin and Lenic Rodriguez. Mr. Coupland acts as President and Chief Executive Officer.

During the six-month period ended May 31, 2005, the Company paid or accrued $30,000 in management fees and $26,900 in consulting fees to a company controlled by Tim Coupland. In addition, the Company paid office secretarial fees of $20,304 to Mr. Coupland's wife.

SHARE DATA

As of the date of this management discussion, Alberta Star has 37,950,290 common shares without par value issued and outstanding. In addition, the Company has the potential obligation to issue the following additional common shares:

a)       shares  with  a market  value of  $157,500  in    connection  with  the
         potential exercise of the option respecting the remaining 50% interest in the Longtom property;

b) up to 200,000 common shares pursuant to the option respecting the Dixie Lake property;

c) up to 75,000 common shares pursuant to the option respecting the Shabu Lake claims;

d) up to 75,000 common shares pursuant to the option respecting the Dent claims;

e) 360,000 common shares pursuant to the purchase of the Glacier Lake uranium properties;

f) up to 1,862,590 upon the exercise of incentive stock options. Of these, 1,724,782 are exercisable at $0.20 each, 82,808 are exercisable at $0.14 each and 55,000 are exercisable at $0.15 each; and

g)       up to  7,057,429   upon  the   exercise  of  share   purchase and agent
         compensation warrants, details of which are described in Note 12 to our interim financial statements for the period.

INVESTOR RELATIONS

The Company retains Allan Feldman to provide investor relations services for $4,000 per month and 100,000 stock options exercisable at $0.22 each.

ADDITIONAL INFORMATION

Additional information relating to Alberta Star is located at www.sedar.com  and
                                                              -------------
www.alberta-star.com
--------------------